Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: July 9, 2021

Below are excerpts from an event hosted on May 12, 2021 at the LSI: Emerging Medtech Summit 2021, “Innovation Panel – Different Paths to Raising Capital & Accelerating Growth: Innovator Spotlight”, in which Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., participated. This is not a transcript of the entire event and commentary unrelated to Vicarious Surgical Inc. or D8 Holdings Corp. has been omitted.

Emerging Medtech Summit 2021 – Adam Sachs

Wednesday, May 12, 2021

Emerging Medtech Summit 2021 – Adam Sachs	May 12, 2021

<<Unidentified Speaker>>

And a lot of our friends in healthcare, for a lot of you, love [Scott Pantel, CEO of Life Science Intelligence]. I’ve decided that A Matter of Innovation is going to declare him the health tech daredevil of 2021. As Scott was preparing this, and I think we all know, he really went all in so that we could have a live event, and really show that healthcare is back, that we’re turning over the engine here at Dana Point at the beautiful Ritz-Carlton. And I think that we’re all looking forward to being to more live events and really showing that our industry is resilient, and that we’ve got a lot of great things going on. And part of that is to make sure that we have the capital that we need, so we’re going to have, Noam Krantz is going to lead us in a discussion where that’s the different paths to raising capital and accelerating growth. It’s going to be an innovator spotlight, so for our daredevil of the year, and we’re going to turn it over to a great conversation while you’re enjoying your lunch, enjoy the rest of the conference, and we’ll turn it over to you.

…

<<Noam Krantz, Moderator>>

Sounds good. So I’m Noam Krantz, I lead the West Coast, JJDC, so Johnson & Johnson Development Corp, Equity Financing Group. I’m thrilled to be with a truly excellent group of innovators that have experienced quite a bit of success in the last few years with really different business models, getting financed. And I was thinking about this morning and I thought, really, I think that one of the primary human instincts is to want to be an entrepreneur, and the big kind of blocking item for a lot of people is that ability or that fear of whether you can get financed or not. And here we have four really great success stories. So perhaps let’s just start off by a round of introductions, maybe if each one of you can introduce yourselves, talk a little bit about what your company does, and maybe what you feel is kind of the coolest thing about your company, and then we’ll get into more of the financing details? Start with Adam because you’re to my left here.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

All right. Hey everybody, I’m Adam Sachs, I’m the Founding CEO of Vicarious Surgical. So our company designs a tiny little surgical robot that goes into a patient’s insufflated abdomen through a single 15 millimeter incision. And then once it’s inside, it has a level of capability that really parallels and in many ways exceeds multiport robotics.

…

<<Noam Krantz, Moderator>>

Yep, that’s great, really interesting. So maybe we’ll move over to kind of the opposite end on the public side to Adam here, just went public in the last few weeks, right?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. We announced a few weeks ago, so the merger will be completed probably in August.

<<Noam Krantz, Moderator>>

Amazing. So describe a little bit about the SPAC experience for you and how it relates, I guess, to your business model and the technology?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. So overall, we decided to do the SPAC route about, somewhere around October of last year. And I mean, it’s for a lot of the same reasons. Public markets have, I think a really unique place in access to capital overall, given the liquidity that it provides to investors. So that being said, when we look at how that relates to our business model; it is certainly unconventional. But, so when you look at our company, there is a $100 billion market cap incumbent that has a couple percent of the entire market, right? The TAM here is incredible, nobody has really succeeded in cracking that nut yet, and breaking into it, but the opportunity has been sort of just sitting there for a long time.

<<Noam Krantz, Moderator>>

Yeah.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

And, I think that’s pretty unique, frankly, in medical devices, to have a multi $100 billion TAM. So, because of that, we really felt that this can follow more of a biotech pharma story than a conventional medical devices story, where we can look toward future opportunity, future revenue, existing market validation, and have the opportunity to go public earlier. But I’ll say, to echo, it’s certainly not without pain. Bankers have an incredibly important place in the industry, but you still have to raise the money yourself, 100%. Out of the 460, we raised, I think it was, about 450 were probably raised by our management team. Yeah. I would totally agree with that.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

It is, of course, a glass house, so it’s not necessarily the avenue I would recommend unless you have both the need for a huge amount of capital as well as the market opportunity to justify that capital raise. But if you have both of those, it’s really a fantastic option.

…

<<Noam Krantz, Moderator>>

Right. Maybe we’ll move back over to [Unidentified Panelist]. I was thinking, from the audience’s perspective, you have a lot of really early stage companies. Maybe they’re almost pre-financing, to some degree. At what point did you realize, or this tipping point of, “I have the idea. I have the concept. I’m going to get it financed,” and you feel like you’re successful.

<<Unidentified Panelist>>

I think everybody in this room and everybody on this panel has a bit of that. You have to have a little bit of that cockiness that says, “I’ve got something great and it’s going to work, and eventually someone’s going to validate it.” I think that’s just intrinsic in the personalities of folks in the room here.

<<Unidentified Panelist>>

But, on the other side, there’s always ... I think when we were sitting earlier, someone asked, “What keeps you up at night?” There are constant worries about ... We had some early days after we burned through that first $5 million where I hired a CFO, and, two months later, I told him, “We’re all going to have to stop taking salary for a little bit until we figure out where our next round comes from.”

<<Unidentified Panelist>>

All of that stuff is still hovering, and it doesn’t go away. As you have more access to more and to better capital, it expands and it transforms itself a bit, but it’s always there. I think that’s just intrinsic, the balance between being confident, having a certain sense of your own vision and confidence in your vision and your team, but also understanding that there are boogeyman around every corner that you have to keep an eye on.

<<Noam Krantz, Moderator>>

You’re saying the tipping point is always out there?

<<Unidentified Panelist>>

Yeah. Maybe it is. Maybe that’s actually a good way to summarize.

<<Noam Krantz, Moderator>>

Would you agree, Adam? Would you agree?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. No, totally. Was your question, when did we feel like we’d gotten there? Not yet. It’s ...

<<Noam Krantz, Moderator>>

I mean, you’re a public company soon.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. There’s always a milestone. I’d like to believe that, as soon as you feel like you’ve made it and you’re there, you should probably step aside and let somebody else who has the drive for the next step forward and the next milestone to take over and run it.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Early on, I think, for us, there was a lot of belief in the technology. We funded it ourselves. We proved out that the robotics was better. But getting that first check from outside investors is hard. That first check was definitely the hardest check for us.

<<Noam Krantz, Moderator>>

Was it quite a bit easier after that?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. I think probably the second check was the second-hardest check, and the third check was the third-hardest check. Because once you get to the point where we’re at now, you have a device that works, that you can prove it out, you can do real market validation. Then it becomes a lot more of a question of timing to market and valuation rather than, “Am I going to lose all the money?”

<<Noam Krantz, Moderator>>

I just have one quick thing. Because I think, as I was thinking about it, part of this relates to the fact that you’re always taking risks, right? You’re never settled because, if you’re moving forward, you’re always going to be taking risks. They may be different risks. If you’re not taking risks, then you’re not moving forward. There’s no real opportunity to ever feel settled. You may have access to more capital, you may have access to better capital, but it’s in the furtherance of taking some risks to grow and to expand your enterprise.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

That’s the beauty of a startup, that you can do that, that you have the privilege of being able to bet the farm on your fundamental beliefs. You just have to do it the right number of times and on the right things.

…

<<Noam Krantz, Moderator>>

And [Unidentified Panelist], is that not a problem for you now, since you’ve been public for quite a while? In terms of selecting, people, they select you, I guess at some point.

<<Unidentified Panelist>>

I mean, our last SPAC round was oversubscribed, and when you start off at the early stages in a small pre-revenue public company, you have to take difficult, at times, a little more toxic capital with warrants and rights offerings and things like that. Fortunately, we’ve moved past that, but one of the things that happens in the life cycle of a company that starts off public, where we did, is you just kind of move up the food chain. And so, our last round, we’ve had the opportunity to say, “We’re only looking for fundamentals. We don’t want structured. The market timing type folks.” So we’ve had the luxury of doing that over time, but early on, we didn’t really have that luxury to take.

<<Noam Krantz, Moderator>>

I can imagine.

<<Unidentified Panelist>>

You took what you could get.

<<Noam Krantz, Moderator>>

Yeah. Yeah. Adam, same question for you. What’s the biggest learning, I guess, for investor base and capital structure?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. I would definitely echo a lot of the things that people have already said here a bit, which is that choosing your investors wisely matters a ton, of course, that is a luxury that we don’t always have, certainly didn’t in the beginning. We were pretty fortunate. Also, we’re pretty oversubscribed. And we’re able to haircut people a bit in this PIPE, as well as to just upsize it overall. But I think one of the things that I would echo the most is not just choosing the fund, but also choosing the partner at the fund. It matters a ton. I’d say for even more than just having a good working relationship with the person. I mean, this is somebody you’re getting married to, if you’re taking VC money.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

They can’t leave, you can’t leave. You’re stuck. It’s actually probably more than marriage, but I’d say that you should expect to go through really rough times with them, like something I never predicted was that we’d have a pandemic, along with everybody else, I think. And having the decision makers, who not only believe in the story, believe in the long-term mission, but are also the key decision makers at the fund, not downplay the importance of associates and everyone else at these VC funds, but having key decision makers who, if you hit a tough spot, can actually really be the one to just convince their partnership to pony up if they need to, is I think something that can make or break a company as well.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So I think there’s a lot of reasons to not just choose the fund, but also choose the partner who you’ll work well with, and has the ability to drive, has that dry powder and the ability to use it.

…

<<Noam Krantz, Moderator>>

Do you have any advice here for Adam, who’s just starting off on the public?

<<Unidentified Panelist>>

Right. I actually do. I have one very important piece of advice, which is don’t look at your stock price, and stay off of StockTwits. I’m totally serious. It can actually...One of the challenges, that’s part of kind of a broader issue, being a public company, which is that you’re measured on quarterly basis, and everything’s short term, and trying to sort of stick to your strategic perspective on things, it’s very difficult. And it’s very difficult. In the early days, I had a level two, I was watching every trade, and I hired a director of IR, and at 4:30 on Friday, every day, he gives us a summary of what happened during the week. And for the most part, I just don’t look at it during the week.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yes. It’s certainly easier said than done.

<<Unidentified Panelist>>

I can tell. If my employees say, “Is it okay if I buy stock?” I’m like, “Ah, man, the stock’s down tonight.” So it’s hard. You do get a little hints here and there, but as a general matter, I really think it’s an incredibly important thing to not get caught up in the day-to-day volatility.

<<Noam Krantz, Moderator>>

Really. Yeah. I think we probably have time for one or two more questions. Kind of lessons learned, and advice for the audience. Let’s start with Adam, and just go that way.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

I mean, I think there is so many lessons learned. Whoever said to me once that I probably do more things wrong than right. I think the biggest lesson that I’ve learned, though, is that you have to be ready to adapt, learn, grow, and be willing to ... I think what defines success and failure often is the ability to recognize failure, and turn it into success, and the ability to accept that something’s not working, and figure out the way that will work. I would say the other probably single biggest lesson that ...

<<Noam Krantz, Moderator>>

Could you give a quick example of that, one that’s not too embarrassing, I guess?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. Fundraising strategy. If you’re meeting with a particular ... this is about fundraising, so let’s try to keep it topical. If you’re meeting with a particular set of investors, and you say a slice of conventional VCs, and do you pretty quickly realize that they’re not going to bite on the story, the ability to kind of accept defeat, turn, move on and find the investors that will, I think is an incredibly important, rather than you can easily waste a ton of time doing diligence with investors who very well may be just doing diligence on a different deal. So the ability to kind of move, pivot and move forward. Pivoting is not necessarily a bad thing.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Say, probably second biggest lesson, if not the biggest lesson, has been trust your team. It’s a weird lesson to have to learn when you start a company and it’s just a couple of you and you have to do everything yourself. And now we’re over a 100 people and I have to do almost nothing myself and I actually have to do almost nothing myself, otherwise we’ll never get anything done and I’ll just piss off my team.

…

<<Noam Krantz, Moderator>>

So in the early days, what was your percentage of acceptance versus rejection from the larger VC players?

<<Noam Krantz, Moderator>>

10%, 20%?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Less than 10 for me.

…

<<Unidentified Panelist>>

So I think on the couple of just... Being a public company, CEO, I think it’s really important to be transparent and to be super honest about what’s going on. You always want to be positive and have people feel... Just like you do with your team, you want people to feel upbeat and positive about things, but you want to avoid getting sort of drifting into just being promotional about your company. You’re not a stock and you don’t want to get into that trap, which is very easy to fall into.

<<Unidentified Panelist>>

And I’ll just give you one quick example. There was one day quite early on when we had our quarterly call, I was an hour before getting on our quarterly call and I got a bad a call from a regulatory advisors saying the FDA had encouraged us to pull an application and resubmit it. And everybody was focused on this. I was pissed. And so I got on the call and I had investors told me later, wow, we could tell you were pissed. We could tell what was actually going on inside you. And we found that refreshing and we stuck with you to do that.

<<Unidentified Panelist>>

I know you said two but I just got one other real quick one which is, if you’re going to contemplate being a public company, you have to have a highly experienced trustworthy CFO. And I have a gentleman, Dennis McGrath who’s been in this business, he’s a grizzly veteran, he’s done this for 20 years. There are a lot of pitfalls and mines along the way where you can seriously get yourself into deep trouble.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Probably GC too. I can’t imagine doing this without both our CFO and our GC.

<<Unidentified Panelist>>

That’s super critical.

<<Noam Krantz, Moderator>>

That’s great. Any other parting words of wisdom from anybody on the panel here?

…

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

I love that. I think the way I would phrase it as it’s not about always being right, it’s about always figuring it out. It’s okay to be wrong as long as you figure it out in the end.

…

<<Noam Krantz, Moderator>>

That’s great. Well, congratulations to you all on successful fundraising in the last few years and running successful enterprises is amazing. So thanks very much for all of your time.

…

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thank you everybody.

----

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, D8 Holdings will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC’s website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.